Vote FOR Proposal #8 to Require an Independent Chair at The Kroger Co. (NYSE:KR) Meeting Date: June 28, 2018

Dear fellow Kroger shareholder:

SumOfUs, an institutional shareholder of Kroger, urges you to vote FOR Proposal 8 at the annual meeting of Kroger shareholders on June 28, 2018.1 Proposal 8 calls on Kroger to have an independent chair of the board of directors.

We believe a structure where the CEO runs the business and is accountable to a board led by an independent chair is in the best interests of Kroger shareholders. Except for brief “apprenticeship” periods at the outset of their CEO service, Kroger CEOs have also held the role of board Chair for many decades. Kroger CEO W. Rodney McMullen is both the CEO and Board Chair.

We believe that independent oversight of management would improve the ability of the Kroger board to support Kroger executives as they formulate appropriate responses to sustainability and competitive challenges. As Intel’s former chair Andrew Grove stated, “The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he’s an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?”

An independent board chair is a corporate governance best practice supported by the Council of Institutional Investors, GMI Ratings, Glass Lewis, and other corporate governance advisors. According to Spencer Stuart, 51% of companies in the S&P 500 separated the roles of CEO and board chair in 2017. CEOs that report to a board run by an independent chair are paid about 20% less than their peers, according to a 2016 study by proxy advisory firm Institutional Shareholder Services.2 We view CEO compensation as a visible indicator of the robustness of board oversight.

Investors look to the board to advance a long-term outlook, as a counterweight to the shorter-term approaches of traders and company management.3 Robust board oversight with a long-term orientation is especially important as Kroger competes with retailers which have implemented sustainability policies that may be more attractive to customers. A March 2018 study rated Kroger as “failing” on the category of pesticides in its supply chain because it has no publicly available policy to reduce or eliminate hazardous pesticide use, while five of its leading competitors rated higher in this category.4 Fifty percent of Americans report being concerned about chemicals in their food, and 48 percent are concerned about pesticide residues.5 Consumers cite avoiding pesticides and protecting the health of themselves and their children as the top two reasons to purchase organic.6 In a recent Natural Grocers survey, 90 percent of organic consumers said they choose organic food “to avoid pesticides.”7 A 2016 poll found that 80 percent of Americans believe it is important to eliminate bee-killing neonicotinoids (“neonics”) from agriculture.8 Kroger’s 87-page 2017 Sustainability Report does not make any mention of this issue.9

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1 See http://bit.ly/KrogerChair for text of shareholder proposal.

2 Francis, Theo, and Joann S. Lublin. "CEO Pay Depends on Board's Independence." The Wall Street Journal. Dow Jones & Company, 09 Mar. 2016. Web. 15 June 2017.

3 See, e.g., Ronald P. O’Hanley, “Long-Term Value Begins at the Board,” Speech to the Weinberg Center 2017 Corporate Governance Symposium, 07 Mar. 2017 (available at https://corpgov.law.harvard.edu/2017/03/20/long-term-value-begins-at-the-board/)

4 Finck-Haynes, T., Klein, K., & Davidson, J. (2018). Swarming the Aisles II: Rating top retailers on pesticide reduction and organic food to protect pollinators. Friends of the Earth. Retrieved from https://1bps6437gg8c169i0y1drtgz-wpengine.netdna-ssl.com/wp-content/uploads/2018/03/FoodRetailerScoreCard_Report_final_021318-1.pdf

5 International Food Information Council Foundation. (2016). Food & Health Survey: Food Decision 2016. International Food Information Council Foundation. Retrieved from http://www.foodinsight.org/sites/default/files/2016_executivesummary_final_web.pdf

6 Organic Trade Association. (2017). Today’s Millennial: Tomorrow’s Organic Parent. Organic Trade Association. Retrieved from https://ota.com/news/press-releases/19828

7 Natural Grocers. (2017). The Top 3 Reasons Shoppers Buy Organic Produce. Cision PR Newswire. Retrieved from https://www.prnewswire.com/news-releases/the-top-3-reasons-shoppers-buy-organic-produce-300503419.html

8 Neonics. YouGov poll, April 2016. Available at http://tinyurl.com/groceryneonicspoll

9 Kroger. Improving Today to Protect Tomorrow: 2017 Sustainability Report. Available at http://sustainability.kroger.com/pdfs/kroger-2017-csr.pdf

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Kroger faces both reputational and supply chain risks for failing to address the overuse of agricultural pesticides such as neonicotinoids, glyphosate and chlorpyrifos.10 A new report by the Cambridge Conservation Initiative found that a dramatic decline in the number of pollinators such as bees and butterflies could lead to many companies facing potential shortages of raw materials, a fall in crop quality and challenges around security of supply because of an emerging pollination deficit.11 One of the leading factors contributing to pollinator decline is pesticide use.12 A growing body of science has implicated the world’s most widely-used insecticides, neonicotinoids (neonics), used on 140 crops, as a key factor in recent declines of pollinators.13 The Task Force on Systemic Pesticides, a global body of independent scientists analyzed thousands of studies and concluded that neonicotinoids represent a major worldwide threat to biodiversity and ecosystems and called for an immediate stop to agricultural uses of systemic pesticides.14

Chlorpyrifos is a toxic nerve agent pesticide proven to cause health impacts in people, including brain damage in children.15 It has also been shown to harm pollinators and other wildlife.16 People come in contact with the chemical through residues on food.17 Chlorpyrifos is so dangerous, that after years of study the EPA planned to ban this pesticide. However, that decision was reversed by EPA Administrator Scott Pruitt.18 The science is clear that chlorpyrifos is unsafe and Kroger should stop selling food grown with this pesticide.

We believe that the issue of sustainability and brand damage related to pesticide use is only one of many areas where independent oversight of Kroger management, by a board of directors chaired by an independent director, would benefit the long term value of Kroger shares.

We urge you to vote FOR Proposal 8.

Sincerely,

Lisa Lindsley

lisa@sumofus.org

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10 Ceres. “Agricultural Supply Chains as a Driver of Financial Risks.” Ceres. November 6, 2017. Retrieved from https://www.ceres.org/sites/default/files/Engage%20the%20Chain/Ceres_EngageTheChain_Risks_110417.pdf

11 University of Cambridge Institute for Sustainability Leadership, UN Environment World Conservation Monitoring Centre, Fauna & Flora International and the University of East Anglia. (2018). The pollination deficit: Towards supply chain resilience in the face of pollinator decline. Retrieved from https://www.cisl.cam.ac.uk/publications/publication-pdfs/the-pollination-deficit.pdf

12 Lumpur, K. (2016). Pollinators vital to our food supply under threat. Food and Agriculture Organization of the United States. Retrieved from http://www.fao.org/news/story/en/item/384726/icode/

13 Lundin, O., Rundlöf, M., Smith, H. G., Fries, I., & Bommarco, R. (2015). Neonicotinoid insecticides and their impacts on bees: a systematic review of research approaches and identification of knowledge gaps. PLoS One, 10(8), e0136928. Retrieved from http://journals.plos.org/plosone/article?id=10.1371/journal.pone.0136928

14 The Task Force on Systemic Pesticides. (2015). Worldwide Integrated Assessment of the Impacts of Systemic Pesticides on Biodiversity and Ecosystems. The Task Force on Systemic Pesticides. Retrieved from http://www.tfsp.info/worldwide-integrated-assessment/

15 Richendrfer, H., & Creton, R. (2015). Chlorpyrifos and malathion have opposite effects on behaviors and brain size that are not correlated to changes in AChE activity. Neurotoxicology, 49, 50-58. Retrieved from https://www.sciencedirect.com/science/article/pii/S0161813X15000662

16 Associated Press. (2017). Dow Chemical is pushing Trump administration to ignore studies of toxic pesticide. Los Angeles Times. Retrieved from http://www.latimes.com/business/la-fi-dow-pesticides-trump-20170420-story.html

17 Damalas, C. A. (2015). Pesticide drift: Seeking reliable environmental indicators of exposure assessment. In Environmental Indicators (pp. 251-261). Springer, Dordrecht. Retrieved from https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3108117/

18 Associated Press. (2017). EPA chief met with Dow Chemical CEO before deciding not to ban toxic pesticide. Los Angeles Times. Retrieved from http://www.latimes.com/business/la-fi-epa-pesticide-dow-20170627-story.html

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.